Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$473	540	1,020	1,316	1,110	224
Less: income from equity investee	(13)	(27)	(27)	(25)	(22)	(24)
Add: estimated fixed charges	1,257	1,738	1,529	1,516	1,502	1,486
Add: estimated amortization of capitalized interest	13	23	21	19	17	16
Add: distributed income of equity investee	11	25	26	19	22	14
Less: interest capitalized	(28)	(78)	(54)	(52)	(47)	(41)
Total earnings available for fixed charges	$1,713	2,221	2,515	2,793	2,582	1,675
Estimate of interest factor on rentals	$148	179	157	152	144	147
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,081	1,481	1,318	1,312	1,311	1,298
Interest capitalized	28	78	54	52	47	41
Total fixed charges	$1,257	1,738	1,529	1,516	1,502	1,486
Ratio of earnings to fixed charges	1.36	1.28	1.64	1.84	1.72	1.13